Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square, Eighteenth and Arch Streets
Philadelphia, PA 19103-2799 troutman.com

June 23, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah, Kevin Kuhar, Margaret Schwartz and Celeste Murphy

Re:	Cognition Therapeutics, Inc. Draft Registration Statement on Form S-1 Filed May 7, 2021 CIK No. 0001455365

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Cognition Therapeutics, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated June 3, 2021 (the “Comment Letter”) in connection with the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted to the SEC on May 7, 2021. In response to the comments set forth in the Comment Letter the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on May 7, 2021.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended DRS. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement, Submitted May 7, 2021

Summary, page 1

1.	We note your statement on page 1 that CT1812 demonstrated a “favorable safety profile” and on page 2 that CT1812 has continued to be generally safe. Please revise these and all similar statements throughout your prospectus that state or imply that your product candidates are safe as this determination is solely within the authority of the FDA and comparable regulatory bodies.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Amended DRS at pages 1, 2, 93, 94, 103 and 107 to eliminate statements which state or imply that CT1812 has a favorable safety profile or has continued to be generally safe.

Securities and Exchange Commission
June 23, 2021

2.	On page 2 you state that you intend to advance CT1812 directly into a Phase 2 clinical trial in the second half of 2021 for dry AMD. Please revise to state whether you have consulted the FDA on this approach, and if not, state that the FDA may disapprove of your ability to rely on prior studies, similar to your risk factor on page 19.

The Company respectfully acknowledges the Staff’s comment and advises that it has initiated discussion with the FDA regarding potential use of phase 1 data from the Alzheimer’s clinical development program to support a clinical development program for dry AMD. The Company has revised the Amended DRS to reflect the same at pages 2, 3, 93, 94, 95, 96, 97, 110 and 115.

3.	Please tell us why you feel CT2168 and CT2074 are material enough to be included in the pipeline table given their early stage, lack of discussion in the prospectus and, with respect to CT2168, lack of a specific indication.

The Company respectfully acknowledges the Staff’s comment and advises that it has expanded the discussion of these next-generation S2R modulators on pages 3, 94, 95, 96, 114, 115, 116, 118 and 120. Substantial cellular and clinical biomarker evidence demonstrate that S2R modulators have a beneficial impact on the pathways impaired in synucleinopathies. Data from preclinical studies conducted to date have shown that CT2074 rescues cell death in retinal pigment epithelium cells and may preserve cell function. One of our S2R modulators has shown potential disease modification in synucleinopathies such as DLB and PD. Data indicate that this next-generation S2R modulator has activity in α-synuclein assays, indicating the potential to alleviate α-synuclein oligomer-induced neurotoxicity. Additional studies are underway. The Company respectfully advises that it has decided to reference these compounds as “undisclosed,” rather than CT2168 and CT2074 for competitive purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical

Accounting Policies

Common Stock Valuations, page 90

4.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriter have not yet determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Securities and Exchange Commission
June 23, 2021

Business
Our Pipeline, page 94

5.	On page 91 you state that you currently have four ongoing clinical trials. Please reconcile with the chart on page 99, which shows three ongoing clinical trials.

The Company respectfully advises the Staff that it has revised the chart on page 103 of the Amended DRS to show that the Company has completed four clinical trials, with topline results available in one additional clinical trial. There are also two ongoing clinical trials, as indicated in the revised chart on page 103. Additionally, the Company respectfully advises that it has revised the text on page 94 and 102 to indicate there are two ongoing clinical trials and one additional trial with topline results currently available and final results expected in 2H2021.

CT1812 for the Treatment of Alzheimers Disease (AD), page 99

6.	Please revise to provide support for your statement on page 98 that “[d]rugs that mimic a naturally occurring protective mutation are more likely to succeed in the clinical setting.”

The Company respectfully acknowledges the Staff’s comment and respectfully refers the SEC to Limegrover et al. (2020), which states: “[O]bservations indicate that the protective effect of the A673T mutation derives primarily from mutation-containing oligomer's much lower binding affinity to synaptic receptors. This suggests that therapeutics that significantly reduce oligomer binding to synapses in the brain may replicate the protective effects of the A673T mutation and be effective treatments for Alzheimer's disease.” In view of Limegrover (2020), the Company has revised the statement on page 102 as follows: “We believe that drugs like CT1812 that mimic the protective effects of the A673T mutation are more likely to succeed in the clinical setting in patients with mild-to-moderate AD.”

7.	Please revise page 99 to state whether you powered the SHINE study for statistical significance, and, if so, state the p-value for the “significant” decline cited in your interim results. Please provide p-values for any other study results as available. With respect to the p-value shown on page 102, or the first time a p-value is mentioned if earlier, please provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amended DRS. Additionally, the Company respectfully advises the Staff that the interim analysis of the SHINE trial was not powered to detect statistically significant treatment differences. Nevertheless, p-values were calculated at the time of the interim analysis with respect to the clinical and biomarker outcomes to help inform on the potential importance of observed numerical treatment differences. For these interim analyses p-values< 0.05 were considered “significant" while p values >0.05 were considered "non-significant". The approximately three point treatment difference relative to placebo observed for the pooled dose groups that was observed on the ADAS-Cog 11 was non-significant (p>0.05; p=0.1295), while the treatment difference relative to placebo that observed for the reduction in CSF Aβ42 protein at the 300mg dose was significant (p<0.05; p=0.0178).

Securities and Exchange Commission
June 23, 2021

Grant Funding, page 118

8.	On pages 92-93 you state that the majority of your clinical trials have been funded by grants awarded by the NIA. Please revise page 110 to describe the terms of such grants and the other grants listed on page 110. To the extent you have an agreement with NIA tell us your basis for deciding not to file any agreement with the NIA as an exhibit pursuant to Item 601(b)(10) of Regulation S-k.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 and 118 of the Amended DRS. The Company has also filed the grant agreements as exhibits to the to the Amended DRS as exhibits 10.21-10.31.

Intellectual Property, page 119

9.	Please confirm that you do not in-license any technology that is material to your business. To the extent that you do, please revise your intellectual property discussion accordingly, and to the extent such technology is material, describe the terms of such agreements and file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not in-license any technology that is material to its business.

Executive Compensation, page 144

10.	Please revise page 137 to provide the number of shares and exercise price for the options that are intended to be granted to Ms. Ricciardi in connection with this offering.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not yet determined the number of shares and the exercise price for the options that will be granted to Ms. Ricciardi in connection with this offering. When the number of shares and the exercise price for the options that will be granted to Ms. Ricciardi are determined, the Company will disclose such information in a future filing of the Form S-1.

Note 2 - Summary of Significant Accounting Policies

Grant income, page F-9 and F-36

11.	Please revise to more clearly describe the arrangement(s) underlying your grant revenue stream, including nature and parameters of the research, determination of eligible costs, limits on reimbursement, etc.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-9-10 and added similar disclosure to F-36 of the Amended DRS.

Securities and Exchange Commission
June 23, 2021

Exhibits

12.	Please file the Employee Stock Purchase Plan as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will file the Employee Stock Purchase Plan as an exhibit in a future filing of the Form S-1 once it has been finalized and approved by the Company’s board of directors.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Securities and Exchange Commission
June 23, 2021

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey, Esq.

Rachael M. Bushey, Esq.

cc:

Via Email

Lisa Ricciardi, Cognition Therapeutics, Inc.

James M. O’Brien, Cognition Therapeutics, Inc.

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP

Stephen Older, McGuireWoods LLP

Rakesh Gopalan, McGuireWoods LLP